MEMX Members Exchange

October 30, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit A (updated with new link to the website where such documents are maintained);
- Exhibit C (updated the Directors and Observers of MEMX Holdings LLC; updated the Committees of MEMX Holdings LLC; updated references to the organizational documents of certain MEMX-affiliated entities to include links to the website where such documents are maintained; other minor corrections);
- Exhibit C-5 (updated to include Amended and Restated Certificate of Formation of MEMX Technologies LLC referenced in Exhibit C, which has not previously been included with Exhibit);
- Exhibit F and Exhibit F-17 (added reference to and copy of Retail Member Organization Application form as Exhibit F-17); and
- Exhibit J (updated the Directors of MEMX and deleted certain outdated language in the related MEMX Board description).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, F and J currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 10/30/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

   20014544
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/30/20 (MM/DD/YY) MEMX LLC (Name of applicant)

By: */s/ Anders Franzon* (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires _______________ County of _________________ State of ________________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

EXHIBIT A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

MEMX LLC (the "Exchange") maintains the documents listed below at:
https://info.memxtrading.com/governance/

- The Certificate of Formation of MEMX LLC, as amended; and
- The current Limited Liability Company Agreement of MEMX LLC

These documents are accurate as of the date of this filing.

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>MEMX Holdings LLC</u>
1. *Name:* MEMX Holdings LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Class A Member Directors:

Nominating Class A Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
FMR LLC	Thomas Tesauro	Derrick Chan
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Not currently appointed
Jane Street Group, LLC	Brian Nigito	Mina Nguyen
JPMC Strategic Investments I Corporation	Christopher Berthe	Nikolaos Vasilatos
Strategic Investments I, Inc.	Zheng Wang	Paul O'Donnell
Virtu Investments, LLC	Douglas Cifu	Andrew Smith

Observers

Appointing Class A Member	Observer Name	Alternate Observer Name
UBS Americas Inc.	Vlad Khandros	Hyder Jaffrey
Wells Fargo Central Pacific Holdings, LLC	C. Thomas Richardson	Niall O'Brien
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague

<u>Officers of MEMX Holdings LLC</u>

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	

General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Nikolaos Vasilatos

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Donnie Phillips

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Mina Nguyen
Paul O'Donnell

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan
Vlad Khandros (Observer)
Raj Mahajan
Jamil Nazarali
Brian Nigito
Niall O'Brien (Observer)
Paul O'Donnell
Pankil Patel
Andrew Smith
Jeffrey Starr (Observer)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is the entity that holds intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC). Such intellectual property relates to and will be used in the business and operations of MEMX Holdings LLC and MEMX LLC. MEMX Technologies LLC will license such intellectual property to MEMX LLC and MEMX Holdings LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

Exhibit C-5

- Certificate of Formation of MEMX Technologies LLC dated October 3, 2018; and
- Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019*

*Inadvertently omitted from prior Form 1 filings.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "EXM TECHNOLOGIES LLC", FILED IN THIS OFFICE ON THE THIRD DAY OF OCTOBER, A.D. 2018, AT 10:29 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7085160 8100
SR# 20186956719

Authentication: 203539482
Date: 10-03-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:29 AM 10/03/2018
FILED 10:29 AM 10/03/2018
SR 20186956719 - File Number 7085160

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF
EXM TECHNOLOGIES LLC

The undersigned hereby executes this Certificate of Formation of EXM Technologies LLC (the "Company"), for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

First: The name of the Company is EXM Technologies LLC.

Second: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801 (New Castle County). The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 3rd day of October, 2018.

MEMBERSX HOLDINGS LLC

By: /s/ Michael Weiner______________________
Name: Michael Weiner
Title: Authorized Person

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EXM TECHNOLOGIES LLC", CHANGING ITS NAME FROM "EXM TECHNOLOGIES LLC" TO "MEMX TECHNOLOGIES LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JANUARY, A.D. 2019, AT 1:34 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

7085160 8100
SR# 20190412224

Authentication: 202120652
Date: 01-22-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:34 PM 01/22/2019
FILED 01:34 PM 01/22/2019
SR 20190412224 - File Number 7085160

STATE OF DELAWARE
LIMITED LIABILITY COMPANY

AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
EXM TECHNOLOGIES LLC

The undersigned hereby executes this Amended and Restated Certificate of Formation of EXM Technologies LLC (the "Company") pursuant to Section 18-208 of the Delaware Limited Liability Company Act for the purpose of changing the name of the Company. The original Certificate of Formation was filed in Delaware on October 3, 2018.

First: The name of the Company is MEMX Technologies LLC.

Second: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware 19801 (New Castle County). The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person of the Company, has caused this Amended and Restated Certificate of Formation to be duly executed as of the 22nd day of January, 2019.

By: /s/ Michael Weiner
Name: Michael Weiner
Title: Authorized Person

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

EXHIBIT F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

General Membership Documents:

EXHIBIT F-1: Membership Application

EXHIBIT F-2: User Agreement

EXHIBIT F-3: Routing Agreement

Clearing Documents:

EXHIBIT F-4: Clearing Letter of Guarantee

EXHIBIT F-5: Non-Member Clearing Firm Information Document

EXHIBIT F-6: [Reserved]

Sponsored Access Documents:

EXHIBIT F-7: Sponsored Access Application

Market Maker Documents:

EXHIBIT F-8: Market Maker Application Documents

Connectivity Documents:

EXHIBIT F-9: Service Bureau Application and Agreements

EXHIBIT F-10: Connectivity Services Agreement

EXHIBIT F-11: Extranet Addendum to the Connectivity Services Agreement

Market Data Documents:

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

Other Documents:

Exhibit F-17

Retail Member Organization Application

MEMX Retail Member Organization Application

The completion of this application is required in order to be qualified by MEMX LLC (the "Exchange" or "MEMX") as a Retail Member Organization ("RMO") and submit Retail Orders to the Exchange.

A "Retail Order" is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to MEMX by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. For purposes of this application, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Company that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If an RMO uses an algorithm to determine to send an existing Retail Order to the Exchange, such order is acceptable and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

See MEMX Rule 11.21 for a full definition of terms and requirements.

FIRM INFORMATION		
Applicant Firm Name:		WebCRD #:
Address:		
City:	State:	Zip:
MPID(s) used to submit Retail Orders:		
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
BUSINESS DESCRIPTION		
Please describe the current business structure of the division within your Firm that qualifies you as an RMO:		

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require, to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition. Additionally, please provide a copy of your Written Supervisory Procedures (WSPs) related to the requirements set forth in MEMX Rule 11.21.

☐ Applicant has attached supporting documentation, including WSPs (required)

RMO SUPERVISORY REQUIREMENTS
By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as Retail Orders would meet the qualifications for such orders under MEMX Rule 11.21. Applicant further attests that it has in place WSPs pursuant to MEMX Rule 11.21. Such WSPs require Applicant to: (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of MEMX Rule 11.21, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements. In addition, if Applicant does not itself conduct a retail business but routes Retail Orders on behalf of another broker-dealer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such other broker-dealer that are designated as Retail Orders meet the definition of a Retail Order. The Applicant must: (i) obtain an annual written representation from each other broker-dealer that sends the Applicant orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of MEMX Rule 11.21 (a form acceptable to the Exchange for such annual written representation is attached hereto); and (ii) monitor whether Retail Order flow routed on behalf of such other broker-dealers meets the applicable requirements.

____
Applicant

______________________________ ______________________________
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor | Date

______________________________ ______________________________
Printed Name | Title

MEMX Retail Member Organization – Broker-Dealer Customer Agreement

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to maintain an agreement with each such broker-dealer firm. For purposes of MEMX rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Agreement has been created for your convenience as an alternative to creating your own agreement. <u>It should be kept for your files.</u>

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ______________________________, (the "RMO") and ______________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to MEMX on behalf of Customer pursuant to MEMX Rule 11.21.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to MEMX will be in compliance with the requirements of MEMX Rule 11.21. Customer represents that it will designate orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the price or side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a Retail Order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

Retail Member Organization	**Customer**
______________________ Signature	______________________ Signature
______________________ Printed Name	______________________ Printed Name
______________________ Title	______________________ Title
______________________ Name of Member Organization	______________________ Name of Customer
______________________ WebCRD #	______________________ WebCRD #
______________________ Date	______________________ Date

MEMX Retail Member Organization – Broker-Dealer Customer Annual Attestation

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to obtain an annual written attestation from each such broker-dealer firm. For purposes of MEMX rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of ____________________________, (the "RMO") and pursuant to MEMX Rule 11.21, the undersigned (the "Customer") represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

    a. It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of MEMX Rule 11.21.

    b. It designates orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the price or side of market, and the order does not originate from a trading algorithm or any other computerized methodology.

    c. It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a Retail Order are met.

Customer

____
Signature

____
Printed Name

____
Title

____
Name of Customer

____
WebCRD #

____
Date

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Directors of MEMX LLC</u>

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

(A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);

(B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;

(C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and

(D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

The following persons are directors of MEMX LLC:

Name	**Classification**	**Commencement Date/Term**	**Title/Business**
Erica Attonito	Member Representative	May 19, 2020/ Initial term	Head of Sales, Business Development Hudson River Trading

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

Jennifer Hadiaris	Member Representative	May 19, 2020/ Initial term	Managing Director, Head of Global Market Structure, Cowen
Jonathan Kellner	Industry/ CEO	May 19, 2020/ Initial term	CEO, MEMX
JJ Kinahan	Industry/ Investor	May 19, 2020/ Initial term	Managing Director, Chief Market Strategist, TD Ameritrade
Deana Korby	Non-Industry/ Independent	May 19, 2020/ Initial term	Vice President Finance, Investor Relations, IBM Corporation
Vacant	Industry/ Investor		
Montes Piard	Non-Industry/ Independent	May 19, 2020/ Initial term	Vice President/Global Controller – Finance/Accounting, General Atlantic
Crystal Reilly	Non-Industry/ Independent	May 19, 2020/ Initial term	Former Chief Corporate Compliance Officer, Bats Global Markets
Hal Scott	Non-Industry/ Independent	May 19, 2020/ Initial term	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020/ Initial term	Former Chief Operating Officer, PDT Partners

The following persons have served as directors of MEMX LLC within the previous year but have resigned and no longer serve on the Board:

Name	**Classification**	**Commencement Date - Resignation Date**	**Title/Business**
Tom McManus	Industry/ Investor	May 19, 2020 – October 21, 2020	Managing Director, Deputy General Counsel, E*TRADE Financial Corp.

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Regulatory Officer	Scott Palmer	11/18/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX LLC

The Exchange's current committees are listed below. The remaining committees will be officially appointed prior to the launch of the Exchange.

Appeals Committee of MEMX LLC

Name	Classification	Commencement Date/Term	Title/Business
Jennifer Hadiaris	Member Representative	August 11, 2020 Initial Term	Managing Director, Head of Global Market Structure, Cowen
Deana Korby	Non-Industry/ Independent	August 11, 2020 Initial Term	Vice President Finance, Investor Relations, IBM Corporation
Montes Piard	Non-Industry/ Independent	August 11, 2020 Initial Term	Vice President/Global Controller – Finance/Accounting, General Atlantic

MEMX LLC
Date of Filing/Accurate as of: October 30, 2020

Nominating Committee

Name	Classification	Commencement Date/Term	Title/Business
Dan Weingarten	Industry	May 19, 2020 Initial Term	Head of Electronic Execution Services, Clear Street
Diana Didia	Non-Industry/ Independent	May 19, 2020 Initial Term	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020 Initial Term	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	Classification	Commencement Date/Term	Title/Business
Dan Weingarten	Member Representative	May 19, 2020 Initial Term	Head of Electronic Execution Services, Clear Street
Brian Suth	Member Representative	May 19, 2020 Initial Term	Head of Electronic Trading, Evercore
Rich Steiner	Member Representative	May 19, 2020 Initial Term	Head of Client Advisory and Market Innovation, RBC

Regulatory Oversight Committee

Name	Classification	Commencement Date/Term	Title/Business
Crystal Reilly	Non-Industry/ Independent	June 11, 2020 Initial Term	Former Chief Corporate Compliance Officer, Bats Global Markets
Amy Wong	Non-Industry/ Independent	June 11, 2020 Initial Term	Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	June 11, 2020 Initial Term	Emeritus Nomura Professor of International Financial

			Systems, Harvard Law School